FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: August 08, 2013

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2012  AND 2013

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
UNAUDITED				LIABILITIES AND STOCKHOLDERS' EQUITY
ASSETS		At				At
		December	At June			December	At June
	Note	31, 2012	30, 2013		Note	31, 2012	30, 2013
		S/.000	S/.000			S/.000	S/.000
Current assets				Current liabilities
Cash and cash equivalents		780,114	418,903	Borrowings	11	452,819	469,341
Available-for-sale financial asset		5,005	6,063	Trade accounts payable		937,287	851,610
Trade accounts receivable		444,593	476,065	Accounts payable to related parties	8	42,734	47,394
Outstanding work in progress		525,251	864,821	Current taxes		158,834	103,257
Accounts receivable from related parties	8	49,761	88,871	Other accounts payable		1,015,129	969,946
Other accounts receivable		436,451	464,899	Other provisions	12	11,312	621
Inventories		747,416	764,904	Total current liabilities		2,618,115	2,442,169
Prepaid expenses		22,839	24,660
Total current assets		3,011,430	3,109,186	Non-current liabilities
				Borrowings	11	392,655	753,887
Non-current assets				Other accounts payable		52,776	129,849
Long-term trade accounts receivable		305,887	503,844	Other provisions	12	51,315	56,972
Other long-term accounts receivable		87,484	76,745	Derivative financial instruments		18,696	5,311
Investments in associates	9	37,446	72,328	Deferred income tax liability		82,179	101,854
Property investment		35,972	36,920	Total non-current liabilities		597,621	1,047,873
Property, plant and equipment	10	938,093	920,435	Total liabilities		3,215,736	3,490,042
Intangible assets	10	505,108	513,607
Derivative financial instruments		128	-	Equity	13
Deferred income tax asset		71,078	110,266	Capital		558,284	558,284
Total non-current assets		1,981,196	2,234,145	Legal reserve		107,011	111,657
				Other reserves		6,656	3,869
				Unrealized result		(3,716)	6,591
				Retained earnings		723,972	754,632
				Equity attributable to controlling interest in the Company		1,392,207	1,435,033
				Non-controlling interest		384,683	418,256
				Total equity		1,776,890	1,853,289

		4,992,626	5,343,331			4,992,626	5,343,331

The accompanying notes on pages 6 to 22 are an integral part of the condensed interim consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF INCOME
UNAUDITED		For the six-month period
		ended
	Note	2012	2013
		S/.000	S/.000

Income from valuation of work		1,449,565	1,731,464
Income from services provided		724,920	738,924
Sale of goods and others		144,787	211,530
		2,319,272	2,681,918

Cost of works	14	(1,287,246)	(1,477,914)
Cost of services provided	14	(619,397)	(608,316)
Cost of goods and others sold	14	(62,023)	(133,974)
		(1,968,666)	(2,220,204)
Gross profits		350,606	461,714

Administrative expenses	14	(117,964)	(169,776)
Other income		17,970	15,022
Profit from the sale of investments			-
Other (losses) gains, net		539	(674)
Operating profit		251,151	306,286

Financial expenses		(177,971)	(300,022)
Financial income		165,983	214,148
Interest in profit of associate
under the equity method of accounting		182	19,221
Profit before income tax		239,345	239,633
Income tax	15	(75,213)	(79,206)
Profit for the year		164,132	160,427

Other comprehensive income:
Cash flow hedge, net of taxes		603	3,364
Actuarial losses, net of taxes		(1,876)	1,293
Translation adjustment		2,224	6,199
Total comprehensive income		951	10,856
Comprehensive income for the year		165,083	171,283

Profit attributable to:
Controlling interest in the Company		131,285	122,292
Non-controlling interest		32,847	38,135
		164,132	160,427
Comprehensive income attributable to:
Company controlling shareholders		132,172	132,599
Non-controlling interest		32,911	38,684
		165,083	171,283

Attributable profit		131,285	122,292

Weighted average number of shares in issue
at S/.1.00 each at June 30)		558,284,190	558,284,190

Basic and diluted earning per share (S/.)		0.235	0.219

The accompanying notes on pages 6 to 22 are an integral part of the condensed interim consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
UNAUDITED

	For the six-month period
	ended June 30
	2012	2013
	S/.000	S/.000

Profit for the year	164,132	160,427

Comprehensive income:
Cash flow hedge, net of taxes	603	3,364
Actuarial losses, net of taxes	(1,876)	1,293
Translation adjustment	2,224	6,199
Total comprehensive income	951	10,856
Comprehensive income for the year	165,083	171,283

Comprehensive income attributable to:
Company controlling shareholders	132,172	132,599
Non-controlling interest	32,911	38,684
	165,083	171,283

The accompanying notes on pages 6 to 22 are an integral part of the condensed interim consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN NET SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2013 AND JUNE 30, 2012
UNAUDITED	Attributable to the Company's controlling shareholders
			Premium	Other
		Legal	for issue	comprehensive	Retained		Non-controlling
	Capital	reserve	of shares	income	earnings	Total	interest	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000

Balances at January 1 , 2012	390,488	78,104	4,880	(310)	715,860	1,189,022	264,064	1,453,086
Profit for the year	-	-	-	-	131,285	131,285	32,847	164,132
Cash flow hedge	-	-	-	573	-	573	30	603
Actuarial losses, net of taxes	-	-	-		(1,876)	(1,876)	-	(1,876)
Translation adjustment	-	-	-	2,190	-	2,190	34	2,224
Comprehensive income for the year	-	-	-	2,763	129,409	132,172	32,911	165,083
Transactions with shareholders:
- Dividend distribution	-	-	-	-	(86,722)	(86,722)	(12,900)	(99,622)
- Legal Reserve		28,907			(28,907)	-		-
- Contribuitions of non-controlling interest	-	-	-	-		-	11,131	11,131
- Effect of Stracon GyM consolidation	-	-	-	-	-	-	3,455	3,455
- Acquisition of Stracon G y M with contributions	-	-	-	-	-	-	9,947	9,947
- Capitalization	167,485	-	-	-	(167,485)	-	-	-
- Sale and purchase of treasury shares	140	-	1,292	-	-	1,432	-	1,432
- Consolidation of subsidiary - LQS	-	-	-	-	-	-	10,604	10,604
- Other	171	-	(171)	-	(584)	(584)	-	(584)
Total transactions with shareholders	167,796	28,907	1,121	-	(283,698)	(85,874)	22,237	(63,637)
Balances at June 30, 2012	558,284	107,011	6,001	2,453	561,571	1,235,320	319,212	1,554,532

Balance at January 1, 2013	558,284	107,011	6,656	(3,716)	723,972	1,392,207	384,683	1,776,890
Net profit for the year					122,292	122,292	38,135	160,427
Cash flow hedge	-	-	-	3,196	-	3,196	168	3,364
Actuarial losses, net of taxes	-	-	-		970	970	323	1,293
Translation adjustment	-	-	-	6,141	-	6,141	58	6,199
Comprehensive income for the year	-	-	-	9,337	123,262	132,599	38,684	171,283
Transactions with shareholders:
Transfer to legal reserve	-	4,646	-	-	(4,646)	-	-	-
- Dividend distribution	-	-	-	-	(86,986)	(86,986)	(10,438)	(97,424)
- Contribuitions of non-controlling interest	-	-	-	-	-	-	16,726	16,726
- Acquisition of non-controlling interest of GMD, VIVA and Concar		-	(2,787)	-	-	(2,787)	(4,548)	(7,335)
- Deconsolidation of subsidiary - LQS	-	-	-	-	-	-	(6,841)	(6,841)
- Other	-	-	-	-	-	-	(10)	(10)
Total transactions with shareholders	-	4,646	(2,787)	-	(91,632)	(89,773)	(5,111)	(94,884)
Balances at June 30, 2013	558,284	111,657	3,869	5,621	755,602	1,435,033	418,256	1,853,289

The accompanying notes on pages 6 to 22 are an integral part of the condensed interim consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
UNAUDITED	For the six-month period
	ended June 30
	2012	2013
	S/.000	S/.000

CASH FLOWS OPERATING ACTIVITIES
Profit before taxes	239,345	239,633
Adjustment to net results not affecting cash flows
from operating activities
Depreciation	80,434	92,646
Amortization of other assets	32,371	44,893
Writte-off for obsolescence	-	1,534
Write-off of other provisions	(15,704)	(5,529)
Provision expenses	4,112	165
Share of the profit in associates
under the equity method	0	(19,221)
Gains from sales of property, plant and equipment	(3,399)	(961)
Foreign exchange losses on operating activities	2,421	(4,772)
Net changes in assets and liabilities:
Increase (decrease) in trade accounts receivable	(70,942)	(380,217)
Decrease in other accounts receivable	(236,058)	(216,510)
Increase (decrease) in accounts receivable from related parties	(59,909)	(39,110)
Decrease in inventories	(220,583)	(20,939)
(Decrease) increase in prepaid expenses and other assets	17,332	(1,978)
(Decrease) increase in trade accounts payable	165,421	(78,861)
Increase in other accounts payable	156,265	34,030
Increase (decrease) in other payables to related parties	(18,132)	7,132
Decrease in current income tax	(162,488)	(152,764)
Payment for purchase of intangibles - Concessions	(16,581)	(15,122)
Increase in other provisions	-	(85)
Net cash applied to operating activities	(106,094)	(516,036)

CASH FLOWS FROM INVESTING ACTIVITIES
Sale of property, plant and equipment	9,454	8,274
Dividends received	-	4,027
Payment for purchase of properties investment	(215)	(1,727)
Assets available for sale	342
Payment for purchase of intangibles	(6,789)	(9,951)
Payment for purchase of fixed assets	(142,349)	(102,466)
Net cash applied to investing activities	(139,557)	(101,843)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans received	316,578	833,067
Amortization of loans received	(261,496)	(465,490)
Payment of interest	(14,109)	(21,832)
Dividends paid to non-controlling interest	(99,622)	(97,424)
Sale of interest in subsidiary in non-controlling interest	16,004	16,726
Acquisition of interest in subsidiary in non-controlling interest	-	(7,335)
Capital contribution of non-controlling shareholders	6,983
Re-purchase of shares	1,432	-
Net cash provided to financing activities	(34,230)	257,712
Net decrease in cash	(279,880)	(360,167)
Cash (outflows) inflows from consolidation	-	(5,816)
Exchange losses on cash and cash equivalents	(2,421)	4,772
Cash and cash equivalents at the beginning of the year	658,187	780,114
Cash and cash equivalents at the end of the year	375,886	418,903

Non-cash transactions:
Acquisition of assets under finance lease	36,014	32,009
Capitalization	167,485	0
Effect of Stracon GyM consolidation	24,994
Increase of participation in associate (Note 9)	0	1,491

The accompanying notes on pages 6 to 22 are an integral part of the condensed interim consolidated financial statements.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2012 (UNAUDITED) AND 2013

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and its principal activity is the holding of investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to Group companies; it is also engaged in the leasing of offices to Group companies and third parties.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession operation), real estate businesses and technology services.

These condensed interim consolidated financial statements as of June 30, 2013 have been prepared and authorized for issuance by the Chief Financial Officer  on July 30, 2013.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the six -month period ended June 30, 2013 have been prepared in accordance with (IAS 34) “Interim financial reporting”.  The condensed interim consolidated financial statements should be read in conjunction  with the annual consolidated financial statements for the year ended December 31, 2012, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used  in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2012, except for income taxes, which for the interim period  have been recognized  applying the tax rate that would be applicable for 2013.

IFRS and amendments to IFRS applicable for the first time for the period covered in these interim financial statements. -

New IFRS or amendments to IFRS mandatory from January 1, 2013 have been considered by the Group in the preparation of these interim consolidated financial statements; however, they have not resulted in changes in the prior-year accounting policies. Major new IFRS  or amendments to IFRS relevant to the Group activities are as follows:

●
IFRS 7, ‘Financial instruments: Disclosures’ as amended in October 2010. The IASB modified the disclosures required so that the users of the financial statements may assess the risk exposure related to financial asset transfers and the effect of these risk on the entity’s financial position. This standard did not result in significant changes in the disclosures in the interim consolidated financial statements.

●	IFRS 10, “Consolidated financial statements” – The application of this standard has not resulted in changes in the consolidation criteria applied by the Group.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

●
IFRS 11, “Joint arrangements” – The application of this standard has not resulted in changes in the  criteria  applied by the Group  in the recognition of interests in joint arrangements. Until 2012, the Group’s interest in these types of arrangements, mostly joint operations, were recognized as joint operations within the scope of IAS 31. As a result of the assessment of the assets and obligations for the liabilities arising from contracts, the Group has arrived at the conclusion that its interest in those contracts continue to be classified as  joint operations. Therefore, the Group recognizes in its financial statements its share in the assets, liabilities, revenues and expenses of this type of contracts.

●	IFRS 12, “Disclosures of interests in other entities”. This standard did not result in significant changes in the disclosures in interim consolidated financial statements.

●
IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. See changes in disclosures in interim consolidated financial statements in note 4.3.

●
Amendment to IAS 1, ‘Presentation of financial statements’ relating to other comprehensive income. The major change resulting from this amendment is the requirement for entities to group the items of “other comprehensive income” (OCI) depending on whether they are reclassifiable or not to the statement of comprehensive income. See changes on disclosures in OCI.

●
IAS 19, ‘Employee benefits’ was amended in June 2011 by the IASB. The amendments eliminate the corridor approach and recognize financial expenses on a net basis. The adoption of this standard did not result in significant changes in the disclosures in interim consolidated financial statements nor have a material impact on the Group's financial position or performance.

●
IAS 28, ‘Investments in Associates and Joint Ventures’. It was amended in May 2011 by the IASB. The new standard includes guidelines to recognize joint ventures and associates under the equity method. The adoption of this standard did not result in significant changes in the disclosures in interim consolidated financial statements nor have a material impact on the Group's financial position or performance.

4	FINANCIAL RISK MANAGEMENT

4.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; these should be read in conjunction with the Group’s annual financial statements as of December 31, 2012.  There have been no changes since year-end in the risk management department of the Group or in any risk management policies.

4.1.1 Market risk

Compared to year end, no new material market risk hedging arrangements have occurred.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

4.1.2 Credit risk

Compared to year end,the Group has no exposure to any new relevant credit risk.

4.1.3 Liquidity risk

Compared to year end,  no major changes in undiscounted contractual cash flows have occurred, except for changes in the structure of the Group’s liabilities, resulting from an increase in the long-term debt relating to a syndicated loan which matures in 2018 (Note 11); the proceeds of this debt were used to repay a short-term loan and to finance investment activities of subsidiary GyM Ferrovías.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1	From 1 to 2	From 2 to 5	Over 5
	year	years	years	years	Total
	S/.000	S/.000	S/.000	S/.000	S/.000

As of December 31,2012
Borrowing (except for
finance leases) (*)	343,072	82,980	62,992	25,440	514,484
Finance leases (*)	124,709	103,373	130,246	22,119	380,447
Trade accounts payable	937,287	-	-	-	937,287
Other accounts payable	340,547	38,135	-	-	378,682
Accounts payable to
related parties	42,734	-	-	-	42,734
	1,788,349	224,488	193,238	47,559	2,253,634

As of June 30, 2013
Borrowing (except for
finance leases) (*)	362,083	302,038	250,793	-	914,914
Finance leases (*)	130,382	94,247	113,310	31,024	368,963
Trade accounts payable	851,610	-	-	-	851,610
Other accounts payable	238,581	20,085	3,933	21,749	284,348
Accounts payables to
related parties	47,394	-	-	-	47,394
	1,630,050	416,370	368,036	52,773	2,467,229

(*) Includes interest.

4.2 Capital management

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

As of December 31, 2012 and June 30, 2013 the gearing ratio was as follows:

	At December	At June
	31, 2012	30, 2013
	S/.000	S/.000

Total borrowings	845,474)	1,223,228
Less: Cash and cash equivalents	(780,114)	(418,903)
Net debt	65,360	804,325
Total equity	1,776,890	1,853,289
Total capital	1,842,250	2,657,614

Gearing ratio	0.04	0.30

The gearing ratio is maintained within the limits set by Group Management, between 0.04 and 1.00. The increase in this ratio resulted from a slight increase in debt ratios and a decrease in cash and cash equivalent balances  that were used in investments within the Group.

4.3  Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established:

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-	Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability (level 1), either directly (that is, as prices) or indirectly (that is, derived from prices).
-	Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The only financial instruments measured at fair value by the Group are interest rate swaps (variable to fixed), forward foreign exchange contracts (mostly euros and U.S. dollars) and available-for-sale investments.  The measurement at fair value of these instruments corresponds to the characteristics of Level 2 and has been determined based on the present value of discounted future cash flows.  During the six-month period ended June 30, 2013 there were no changes in the levels of measurement of financial instruments at fair value.

The carrying amount of cash and cash equivalents corresponds to its fair value.  The Group considers that the carrying amount of short-term accounts receivable and payable approximates fair value. The fair value of financial liabilities has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Group for similar financial instruments.

Fair value hierarchy -

The following table presents the Group’s financial assets and liabilities that are measured at fair value as of June 30, 2013.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

	Level 1	Level 2	Level 3	Total
	S/.000	S/.000	S/.000	S/.000
Liabilities:
Derivative financial instruments - Cash flow hedging	-	5,311	-	5,311
Total liabilities	-	5,311	-	5,311

There were no transfers between Levels 1, 2 and 3 during the period.

Valuation techniques used to derive Level 2 fair values -

Level 2 hedging derivatives comprise forward foreign exchange contracts and interest rate swaps. These forward foreign exchange contracts have been fair valued using forward exchange rates that are quoted in an active market. Interest rate swaps are fair valued using forward interest rates extracted from observable yield curves. The effects of discounting are generally insignificant for Level 2 derivatives.

Group’s valuation processes -

The Corporate General Manager reviews the fair value of derivatives instruments by using the information provided by local financial institutions. Management performs this review at each reporting date. This information is reviewed at first by subsdiriaries’ management, and subsequently by the Corporate General Manager.

The Group has its financial instruments only in Level 2.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2012, with the exception of changes in estimates that are required in determining the provision for income taxes for this interim period.

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the year.

7	SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

Assets and liabilities by operating segments

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll Roads	transit	treatment	estate	services	Operations	Eliminations	Consolidated
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
As of December 31, 2012
Assets -
Cash and cash equivalents	423,332	30,650	90,644	28,312	68	73,004	85,287	48,491	326	780,114
Available-for-sale financial assets	-	-	-	-	-	-	-	5,005	-	5,005
Trade accounts receivable	181,107	26,922	6,560	20	43,692	19,336	166,895	61	-	444,593
Work in progress receivable	417,073	-	11,722	15,029	-	-	81,427	-	-	525,251
Accounts receivable from related parties	67,913	-	300	159	134	4,867	52,243	304,812	(380,667)	49,761
Other accounts receivable	306,744	16,783	17,970	6,326	-	13,479	40,444	34,705	-	436,451
Inventories	145,301	8,287	-	6,419	-	523,722	64,048	1,392	(1,753)	747,416
Prepaid expenses	5,882	1,309	583	7,220	-	1,589	5,149	1,107	-	22,839
Total current assets	1,547,352	83,951	127,779	63,485	43,894	635,997	495,493	395,573	(382,094)	3,011,430

Accounts receivable - long term	-	-	-	305,887	-	-	-	-	-	305,887
Other accounts receivable - long term	11,256	14,696	13,833	11,206	3,720	6,803	24,274	1,696	-	87,484
Investments in associates	113,601	-	-	-	-	17,151	280	1,824	(895,132)	37,446
Investment properties	-	-	-	-	-	35,972	-	-	-	35,972
Property, plant and equipment	539,018	205,853	2,034	3,365	-	4,470	109,259	76,317	(2,223)	938,093
Intangible assets	197,205	95,283	146,186	7,830	2,406	772	24,461	14,855	16,110	505,108
Derivative financial instruments	-	-	-	-	-	128	-	-	-	128
Deferred income tax asset	14,751	-	6,184	8,287	-	6,110	34,190	-	1,556	71,078
Total non-current assets	875,831	315,832	168,237	336,575	6,126	71,406	192,186	894,692	(879,689)	1,981,196
Total assets	2,423,183	399,783	296,016	400,060	50,020	707,403	687,679	1,290,265	(1,261,783)	4,992,626

Liabilities-
Borrowings	119,960	16,216	14,226	-	8,271	43,216	96,015	154,915	-	452,819
Trade accounts payable	663,454	21,996	744	15,111	27	70,571	163,495	1,889	-	937,287
Accounts payable to related parties	42,973	1,610	13,970	290,601	15,763	9,231	46,376	14,189	(391,979)	42,734
Current taxes	110,515	4,506	1,977	873	167	8,614	28,187	3,995	-	158,834
Other accounts payable	650,079	10,640	68,658	223	-	131,967	144,373	9,189	-	1,015,129
Other provisions	-	401	-	-	-	-	10,911	-	-	11,312
Total current liabilities	1,586,981	55,369	99,575	306,808	24,228	263,599	489,357	184,177	(391,979)	2,618,115

Borrowings	180,857	97,777	48,513	-	-	49,657	12,427	3,424	-	392,655
Other accounts payable	-	14,640	-	-	-	12,858	24,681	597	-	52,776
Other provisions	16,133	7,558	-	-	-	-	27,624	-	-	51,315
Derivative financial instruments	-	5,999	-	12,697	-	-	-	-	-	18,696
Deferred income tax liability	63,858	2,563	24	-	722	68	9,634	5,310	-	82,179
Total non-current liabiilities	260,848	128,537	48,537	12,697	722	62,583	74,366	9,331	-	597,621
Total liabilities	1,847,829	183,906	148,112	319,505	24,950	326,182	563,723	193,508	(391,979)	3,215,736
Equity attributable to controlling interest in the Company	472,097	192,411	90,124	60,416	12,535	147,054	103,015	1,086,774	(772,219)	1,392,207
Non-controlling interest	103,257	23,466	57,780	20,139	12,535	234,167	20,941	9,983	(97,585)	384,683
Total Liabilities and Equity	2,423,183	399,783	296,01	6 400,06	0 50,020	707,403	687,679	1,290,265	(1,261,783)	4,992,626

 UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

Assets and liabilities by operating segments

		Infraestructure						Parent
	Engineering and			Mass	Water	Real	Technical	company
	Construction	Energy	Toll roads	Transit	treatment	Estate	Services	operation	Eliminations	Consolidated
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
As of June 30, 2013
Assets -
Cash and cash equivalents	223,545	9,663	60,836	17,217	966	41,728	58,215	6,733	-	418,903
Available-for-sale financial assets	-	1,058	-	-	-	-	-	5,005	-	6,063
Trade accounts receivable	257,059	36,150	7,747	-	68,724	20,804	85,527	54	-	476,065
Work in progress receivable	693,132	-	4,706	33,602	-	-	133,381	-	-	864,821
Accounts receivable from related parties	92,122	566	50,838	135	-	894	70,644	588,110	(714,438)	88,871
Other accounts receivable	290,899	18,749	11,164	14,701	5,232	13,571	79,958	33,449	(2,824)	464,899
Inventories	101,261	8,128	-	8,873	-	563,442	85,566	273	(2,639)	764,904
Prepaid expenses	6,755	2,514	1,186	4,477	40	2,780	4,853	2,055	-	24,660
Total current assets	1,664,773	76,828	136,477	79,005	74,962	643,219	518,144	635,679	(719,901)	3,109,186

Accounts receivable - long term	-	-	-	503,844	-	-	-	-	-	503,844
Other accounts receivable - long term	-	14,343	23,734	15,892	2,714	9,855	8,057	2,150	-	76,745
Investments in associates	130,763	6,482	-	-	-	18,714	10,342	783,055	(877,028)	72,328
Investment properties	-	-	-	-	-	36,920	-	-	-	36,920
Property, plant and equipment	524,206	185,658	1,830	4,541	-	5,435	112,904	88,086	(2,225)	920,435
Intangible assets	196,327	103,798	148,411	8,703	2,355	830	21,616	15,335	16,232	513,607
Derivative financial instruments	-	-	-	-	-	-	-	-	-	-
Deferred income tax asset	40,870	-	5,215	17,110	-	6,172	38,810	-	2,089	110,266
Total non-current assets	892,166	310,281	179,190	550,090	5,069	77,926	191,729	888,626	(860,932)	2,234,145
Total assets	2,556,939	387,109	315,667	629,095	80,031	721,145	709,873	1,524,305	(1,580,833)	5,343,331

Liabilities -
Borrowings	160,741	20,395	19,801	-	39,791	75,700	94,932	57,981	-	469,341
Trade accounts payable	639,032	21,267	722	14,795	1,489	15,605	154,277	4,423	-	851,610
Accounts payable to related parties	44,285	1,269	33,150	553,907	11,728	10,8745	8,405	48,214	(714,438)	47,394
Current taxes	70,192	1,683	1,423	134	155	8,251	20,075	1,344	-	103,257
Other accounts payable	719,996	7,236	61,211	301	-	93,904	77,547	9,751	-	969,946
Other provisions	-	401	-	-	-	-	220	-	-	621
Total current liabilities	1,634,246	52,251	116,307	569,137	53,163	204,334	405,456	121,713	(714,438)	2,442,169

Borrowings	165,887	91,502	43,436	-	-	64,022	31,662	357,378	-	753,887
Other accounts payable	-	-	459	-	-	33,195	95,598	597	-	129,849
Other provisions	16,542	7,638	-	-	-	-	32,792	-	-	56,972
Derivative financial instruments	-	4,159	-	221	-	931	-	-	-	5,311
Deferred income tax liability	83,091	1,810	-	-	706	2,214	8,062	5,971	-	101,854
Total current liabilities	265,520	105,109	43,895	221	706	100,362	168,114	363,946	-	1,047,873
Total liabilities	1,899,766	157,360	160,202	569,358	53,869	304,696	573,570	485,659	(714,438)	3,490,042
Equity attributable to
controlling interest in the company
	545,070	213,390	92,394	44,803	13,081	150,118	113,525	1,028,785	(766,133)	1,435,033
Non-controlling interest	112,103	16,359	63,071	14,934	13,081	266,331	22,778	9,861	(100,262)	418,256
Total liabilities and equity	2,556,939	387,109	315,667	629,095	80,031	721,145	709,873	1,524,305	(1,580,833)	5,343,331

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

Operating segment performance

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll Roads	transit	Treatment	state	services	Operations	Eliminations	Consolidated
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000

For the tree-month period ended
Jun 30, 2012 -

Revenues	1,533,357	140,721	56,694	34,393	20,841	92,135	510,591	22,714	(92,174)	2,319,272
Gross profit	174,966	56,958	23,095	(1,492)	7,687	56,086	61,468	(1,879)	(26,283)	350,606
Administrative expenses	(66,051)	(6,872)	(3,368)	(4,138)	(1,303)	(3,423)	(55,097)	(2,787)	25,075	(117,964)
Other income (expenses)	302	(913)	30	(4)	-	(3,670)	16,159	6,066	-	17,970
Profit from the sale of invesments	-	-	-	-	-	-	-	-	-	-
Other (losses) gains, net	-	539	-	-	-	-	-	-	-	539
Profit before interests
and taxes (EBIT)	109,217	49,712	19,757	(5,634)	6,384	48,993	22,530	1,400	(1,208)	251,151
Financial expenses	(118,070)	(12,109)	(9,359)	(6,889)	(4,612)	(6,686)	(14,199)	(6,047)	-	(177,971)
Financial income	120,411	10,435	5,690	4,752	94	5,351	12,638	6,898	(286)	165,983
Share of the profit or loss
in associates under the equity
method of accounting	5,538	-	-	-	-	-	-	167,435	(172,791)	182
Profit before
income tax (EBT)	117,096	48,038	16.088	(7,771)	1,866	47,658	20,969	169,686	(174,285)	239,345
Income tax	(37,270)	(14,631)	(3,927)	2,323	(560)	(14,577)	(6,462)	(452)	343	(75,213)
Net profit for the period	79,826	33,407	12,161	(5,448)	1,306	33,081	14,507	169,234	(173,942)	164,132
Profit attributable to:
Controlling interest in the
Group	77,044	29,970	5,986	(4,086)	653	8,418	12,966	168,738	(168,404)	131,285
Non-controlling interest	2,782	3,437	6,175	(1,362)	653	24,663	1,541	496	(5,538)	32,847
Net Profit for the period	79,826	33,407	12,161	(5,448)	1,306	33,081	14,507	169,234	(173,942)	164,132

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

Operating segment performance
	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll Roads	transit	treatment	estate	services	Operations	Eliminations	Consolidated
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000

For the three-month period ended
June 30, 2013 -
Revenue	1,818,221	127,560	71,854	44,937	26,811	174,740	495,635	26,143	(103,983)	2,681,918
Gross profit	261,062	42,928	27,753	1,024	3,471	66,009	83,955	(3,015)	(21,473)	461,714
Administrative expenses	(101,514)	(7,602)	(3,030)	(3,862)	(173)	(9,064)	(71,199)	(4,463)	31,131	(169,776)
Other income (expenses)	7,529	93	287	(131)	(3)	(468)	12,571	(1,591)	(3,265)	15,022
Profit from the sale of invesments	-	-	-	-	-	-	-	-	-	-
Other (losses) gains, net	-	210	-	114	-	(998)	-	-	-	(674)
Profit before interests
and taxes (EBIT)	167,077	35,629	25,010	(2,855)	3,295	55,479	25,327	(9,069)	6,393	306,286
Financial expenses	(168,751)	(16,593)	(13,439)	(35,810)	(1,745)	(16,074)	(22,933)	(26,459)	1,782	(300,022)
Financial income	147,167	6,912	10,866	9,025	11	5,899	15,525	30,870	(12,127)	214,148
Share of the profit or loss
in associates under the equity
method of accounting	24,534	359	-	-	-	72	474	37,078	(43,296)	19,221
Profit before income tax (EBT)	170,027	26,307	22,437	(29,640)	1,561	45,376	18,393	32,420	(47,248)	239,633
Income tax	(54,764)	(9,281)	(6,614)	8,822	(470)	(12,627)	(4,584)	(661)	973	(79,206)
Net profit for the period	115,263	17,026	15,823	(20,818)	1,091	32,749	13,809	31,759	(46,275)	160,427

Profit attributable to:
Controlling interest in the
Group	95,198	16,240	10,529	(15,614)	546	11,188	11,737	31,879	(39,411)	122,292
Non-controlling interest	20,065	786	5,294	(5,204)	545	21,561	2,072	(120)	(6,864)	38,135
	115,263	17,026	15,823	(20,818)	1,091	32,749	13,809	31,759	(46,275)	160,427

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.

There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	TRANSACTIONS WITH RELATED PARTIES

a)   Transactions with related parties -

Major transactions between the Group and its related parties included in the interim consolidated financial statements are summarized as follows:

	From the six-month
	period ended June 30
	2012	2013
	S/.000	S/.000
Revenue from sale of goods and services:
- Associates	-	1,983
- Joint operations	44,620	95,013
	44,620	96,996

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

b)      Key management compensation -

Key management includes directors (executives and non-executives) and members of the Executive Committee. The compensation paid or payable to key management in the first semester of 2013 amounted to S/.18.0 million (S/.16.2 million at June 30, 2012).

c)      Balances of transactions with related parties -

	At December 31		At June 30,
	2012		2013
	Receivable	Payable	Receivable	Payable
	S/.000	S/.000	S/.000	S/.000

Associates:
Servicios SEC SA	-	-	5,553	-
Proyectos Inmobiliarios Consultores (PICSA)	223	-	241	194
JV Panama	-	-	768	-
Sierra Morena	-	243	-	-
	223	243	6,562	194

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

	At December 31		At June 30,
	2013		2013
	Receivable	Payable	Receivable	Payable
	S/.000	S/.000	S/.000	S/.000
Joint operations:

Consorcio GyM Conciviles	2,197	2,426	15,185	-
Consorcio Río Mantaro	8,974	-	8,934
Consorcio Vial Sur	1,622	-	8,598	8,702
Consorcio Grupo 12	8,699		7,381	1,482
Consorcio La Chira	-	7,868	-	11,713
Consorcio Brocal Pasco	4,711	-	5,284	-
Consorcio Tren Eléctrico	303	-	4,610	-
Consorcion Peruano de Conservacion	-	-	4,093	-
Consorcio La Gloria	3,430	3,443	3,926	3,707
Consorcio Ríos Pallca	-	-	3,298	-
Consorcio Tiwu	963	1,716	1,792	994
Consorcio Río Urubamba	1,790	-	1,770	-

Consorcio Vial Sullana	-	-	1,731	1,224
Consorcio Atocongo	1,650	-	1,650	-
Consorcio Lima Activ Comerc	-	-	1,579
Consorcio Constructor Alto Cayma	1,533	-	1,493	-
Consorcio Vial Ipacal	694	700	1,368	1,765
Consorcio Toromocho	1,819	3,432	1,076	-
Consorcio Terminales	628	-	854	-
Consorcio Lima	1,232	-	854	-
Consorcio Norte Pachacutec	-	-	688	847
Consorcio Vial Quinua	561	4,422	488	1,782
Consorcio Ancon Pativilca	-	1,054	-	1,314
Consorcio Alto Cayma	-	-	-	902
Consorcio Vial Ayahuaylas	-	-	431	-
Consorcio La Zanja	309	349	300	-
Consorcio Marcona	1,600	2,168	257	825
Consorcio Transmantaro	-	-	-	698
Other smaller	6,515	4,274	4,613	937
	49,230	31,852	82,253	36,892

Other related parties:
Besco	-	2,155	56	2,809
Ferrovias Argentina	-	7,118		7,499
El Cóndor Combustibles	-	1,366	-	-
Other smaller	308	-	-	-
	49,761	42,734	88,871	47,394

Accounts receivable and payable are of current maturity and have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non interest-bearing because they have short-term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

9	INVESTMENTS IN ASSOCIATES

As of june 30, 2013, associates in which the Group has significant influence are substantially the same as those existing as of December 31, 2012.

In 2013, Logística de Químicos del Sur S.A.C. (hereinafter LQS) and Sistemas SEC SA (hereinafter SEC) was de-consolidated from the Group and is recorded as an equity method investment as of June 30, 2013. The effect of this transaction on total assets and total shareholders´equity is not material to the financial statements for any periods presented.

The movement of our investments in associates for the six-month period ended June 30, 2013 and the year ended December 31, 2012 is as follows:

	At December	At June
	31, 2012	30, 2013
	S/.000	S/.000

Beginning balance	25,953	37,446
Acquisition and/or contributions received	15,128	1,491
Share of the profit and loss in associates
under the equity method of accounting	604	19,221
Dividends received	(2,057)	(4,027)
LQS Investment	-	7,409
SEC Investment		9,864
Other	(2,182)	924
	37,446	72,328

10	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

The movement in property, plant and equipment and intangible assets accounts was as follows

	Property,
	plant and	Intangible
	equipment	assets
	S/.000	S/.000

For the six-month period ended
June 30, 2012
At January 1, 2012	686,913	317,797
Additions	178,363	36,735
Acquisition of subsidiary - net	71,768	9,976
Transfers, disposals and adjustments	(12,435)	(3,202)
Deductions for sale of assets	(6,055)	-
Depreciation, amortization and impairment charges	(79,773)	(32,371)
Net cost at June 30, 2012	838,781	328,935

For the six-month period ended
June 30, 2013
At January 1, 2013	938,093	505,108
Additions	134,476	25,073
Transfers, disposals and adjustments	(52,953)	28,319
Deductions for sale of assets	(7,313)	-
Depreciation, amortization and impairment charges	(91,868)	(44,893)
Net cost at June 30, 2013	920,43	5 513,607

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

Additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

The 2012 adjustment to Property, plant and equipment and Intangible assets related to the acquisition of subsidiary relates to the acquisition of subsidiary Stracon GyM S.A. This transaction is described in detail in the annual consolidated  financial statements as of December 31, 2012.

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were construction, electro-mechanical, engineering services and sale of IT equipment and services.

Goodwill by cash-generating units as of June 30, 2013 is broken down as follows:

S/.000

Construction - Engineering	55,624
Construction - Mining services	13,366
Construction - Electromechanical	20,737
Information goods and services	4,172
93,899

Management has tested impairment of its cash-generating units to which goodwill is allocated at June 30, 2013 applying criteria similar to those performed as of December 31, 2012. As a result of this evaluation, no impairment adjustments were considered necessary.

11	BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December	June	December	June	December	June
	31, 2012	30, 2013	31, 2012	30, 2013	31, 2012	30, 2013
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000

Bank loans	501,692	891,047	337,196	352,844	164,496	538,203
Leases	343,782	332,181	115,623	116,497	228,159	215,684
	845,474	1,223,228	452,819	469,341	392,655	753,887

a)    Bank loans obtained in 2013 -

On February 27, 2013, the Company  entered into a syndicated loan agreement for up to a maximum amount of US$150 million (S/.417.0 million) with twelve financial institutions (ten of them foreign financial institutions).

As of June 30, 2013, the amount disbursed under the syndicated loan amounted to US$150 million (equivalent of S/.417.0 million). The funds obtained have been used for, among other corporate purposes, paying off a short-term loan of US$60 million (equivalent of S/.155.3 million) granted by BBVA Continental and providing working capital to its subsidiary GyM Ferrovías S.A. The syndicated loan will be paid in seventeen quarterly installments starting May 2014 until February 2018 and bears an annual interest of LIBOR (3 months) + 4.25%. This loan is fully and unconditional guaranteed by four of the Company's subsidiaries: GyM S.A., Graña y Montero Petrolera S.A., Concar S.A. and Viva GyM S.A. (the guarantors).

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)
Material covenants the Group has to meet under this loan are assessed at each calendar quarter-end and include the following:

●    The Coverage Ratio of adjusted consolidated debt of the company for the four quarters preceding the quarter of evaluation must be less  than 3.00:1.00.
●    The Coverage Ratio of adjusted consolidated debt of the guarantors of the four quarters preceding the quarter of evaluation must be less  than 2.50:1.00 and.
●    The consolidated net assets of the company at the close of each quarter must be equal or higher than that reported at September 30,2012 .

As of June 30, 2013, the Group was in compliance with the covenants required by the syndicated loan.

b)    Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December	At June	At December	At June
	31, 2012	30, 2013	31, 2012	30, 2013
	S/.000	S/.000	S/.000	S/.000

Loans from multilateral organizations	47,815	514,64	550,567	509,860
Other loans	797,659	708,583	828,208	699,630
	845,474	1,223,228	878,775	1,209,490

Fair values are based on the cash flows discounted by using borrowing rates ranging from 4.94% to 7.70%. It should be noted that the interest rate used are those applicable and negotiated by each Company.

12	OTHER PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December	At June
	31, 2012	30, 2013
	S/.000	S/.000

Current portion	11,312	621
Non-current portion	51,315	56,972
	62,627	57,593

The movement of this item for the six-month period ended June 30, 2012 and 2013 is as follows:

			Provisions	Provisions
	Legal	Contingent	for tax and	for oil well
	claims	liabilities	legal actions	closure	Total
	S/.000	S/.000	S/.000	S/.000	S/.000
For the six-month period
ended June 30, 2012 -
At January 1, 2012	6,702	24,466	102,776	-	133,944
Additions	4,112	-	-	-	4,112
Reclassifications	-	(24,466)	-	-	(24,466)
Adjustment			4,970		4,970
Write-offs	-	-	(15,704)	-	(15,704)
At June 30, 2012	10,814	-	92,042	-	102,856

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)
			Provisions	Provisions
	Legal	Contingent	for tax and	for oil well
	Claims	liabilities	legal actions	closure	Total
	S/.000	S/.000	S/.000	S/.000	S/.000

For the six-month period
ended June 30, 2013 -
At January 1, 2013	11,380	11,130	35,220	(4,897	62,627
Additions	165	-	-	-	165)
Adjustment	6	409	-	-	415415
Disposals	-	-	(5,529)	(85)	(5,614)
At June 30, 2013	11,551	11,539	29,691	4,812	57,593

As of January 1,  2012, contingent liabilities were maintained with CAM Chile and affiliates for services to be billed of  S/.12.9 million and statutory bonuses and other worker benefits amounting to S/.11.5 million, which in the first quarter of 2012 became executable, and therefore, they were reclassified to other accounts payable.

Write-offs for the six-month period ended June 30, 2012 mainly consists of write-offs of provisions recognized in conjunction with the purchase price allocation related to the 2011 acquisition of CAM Chile and affiliates, since these contingencies expired over the period.

13	CAPITAL

As of June 30, 2013 and December 31, 2012, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 558,284,190 common shares at S/.1.00 par value each.

At the General Shareholders’ Meeting held on March 30, 2012, the decision was made to capitalize retained earnings and as a result capital increased from S/.390,798,933 to S/.558,284,190. As a consequence of this transaction the nominal value of shares increased from S/.0.7 to S/.1.00 per share.

14	EXPENSES BY NATURE

This item comprises:

		Adminis-
	Cost of	trative-
	works	expenses	Total
	S/.000	S/.000	S/.000

For the six-month period ended
June 30, 2012:
Purchase of goods	68,207	-	68,207
Personnel charges	527,975	68,405	596,380
Services provided by third-parties	632,286	1,976	634,262
Taxes	3,307	318	3,625
Other management charges	354,130	36,813	390,943
Depreciation	74,876	5,558	80,434
Amortization	27,545	4,826	32,371
Inventory variance	280,340	68	280,408
	1,968,666	117,964	2,086,630

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

		Adminis-
	Cost of	trative-
	works	expenses	Total
	S/.000	S/.000	S/.000

For the six-month period ended
June 30, 2013:
Purchase of goods	429,565	-	429,565
Personnel charges	641,419	98,094	739,513
Services provided by third-parties	592,946	37,836	630,782
Taxes	6,420	372	6,792
Other management charges	304,550	23,082	327,632
Depreciation	85,835	6,812	92,647
Amortization	41,417	3,476	44,893
Inventory variance	118,052	104	118,156
	2,220,204	169,776	2,389,980

15	INCOME TAX EXPENSES

Income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The expected estimated average annual tax rate used for the year to June 30, 2013 is 33.05% (31.42% for the six-month period ended June 30, 2012).

16	CONTINGENCIES, COMMITMENTS AND GUARANTEES

As of June 30, 2013, the Group’s contingencies show no variations with respect to the disclosures in the financial statement for the year ended December 31, 2012. As of June 30, 2013,  totaled contingencies amounted to S/.29.8 million, The commitments and guarantees as of June 30, 2013 amount to US$142.2 milion and S/.42.9 milion.

17	DIVIDENDS

Dividends from the year ended December 31, 2012, of S/.0.156 per share totaling S/.86,986,244 , were approved at the General Shareholders’ meeting held on March 26, 2013. The interim financial statements do reflect dividends payable as of June 30, 2013.

Dividends from the year ended December 31, 2011, of S/.0.155 per share totaling S/.86,722,434, were approved at the General Shareholders’ meeting held on March 30, 2012. The interim financial statements do  reflect dividends payable as of June 30, 2012.

For the six-month period ended June 30, 2013, the Group paid dividends on its subsidiaries to its non-controlling entities for S/.10.4 million (S/.12.9 million for the same period of 2012).

18	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

In exercise of the power delegated by th General Meeting of Shareholders at a meeting held on May 30, 2013 the Board approved the issuance of common stock through a public offering of “American Depositary Shares” (ADSs) registered with the Securities and Exchange Commission of the united States (SEC).

As part of that agreement, the Company will issue in the month of July 97,674,420 new common shares, equivalent to 19,534,884 ADSs with a unit price of  U.S. $21.13 per ADS (approximately S/.11.75 per share). The total of the issued common shares are represented by 19,534,884 ADSs in the New York Stock Exchange and 558,284 in the Lima Stock Exchange.